Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 6 DATED JULY 11, 2019
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 18, 2019, Supplement No. 2, dated May 15, 2019, Supplement No. 3, dated May 21, 2019, Supplement No. 4, dated June 14, 2019 and Supplement No. 5, dated July 1, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Status of Investments in Real Estate
As of June 30, 2019, we owned and managed a real estate portfolio that included properties with an aggregate total purchase price of approximately $605.3 million, comprised of 34 industrial buildings totaling 5.7 million square feet located in 12 markets throughout the U.S., with 86 customers, and was 99.6% leased with a weighted-average remaining lease term (based on square feet) of 4.4 years.
Additionally, we have entered into a contract to acquire an industrial building with a purchase price of approximately $7.0 million, totaling 0.1 million square feet with one customer. Including all owned and managed properties, and assuming that we complete the acquisition under contract, our real estate portfolio will include properties with an aggregate purchase price of approximately $612.3 million, comprised of 35 industrial buildings totaling 5.8 million square feet with 87 customers and will be 99.6% leased with a weighted-average remaining lease term (based on square feet) of 4.4 years. The leased rate reflects the square footage with a paying customer in place, as well as additional square footage with leases in place that have not yet commenced. There is no assurance that we will complete the acquisition of the property under contract.

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